Exhibit 99.1

FST Corp., Femco Steel Technology Co., Ltd. and Chenghe Acquisition I Co. Announce Closing of Business Combination

Taipei, Jan. 15, 2025 (GLOBE NEWSWIRE) -- Femco Steel Technology Co., Ltd. (“FST” or the “Company”), an innovative golf shaft manufacturer, and Chenghe Acquisition I Co. (“Chenghe”), a special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”). Ordinary shares of the newly formed holding company, FST Corp. (“PubCo”), are expected to commence trading on the Nasdaq Global Market under the ticker symbol “KBSX” on January 16, 2025. The Business Combination was approved at an extraordinary general meeting of Chenghe’s shareholders on December 23, 2024. Upon the closing of the Business Combination, trading of Chenghe’s ordinary shares and units ceased.

Mr. David Chuang, Chief Executive Officer and Chairman of the Board of FST commented, “We are thrilled to complete our business combination with Chenghe, marking a pivotal milestone in FST’s journey to becoming a public company. We believe this strategic move will accelerate our growth and enhance our capabilities to serve the global golf shaft and equipment market with exceptional craftsmanship and advanced technology. Getting listed on Nasdaq is a crucial step in our future growth and expansion plans, opening a new chapter that elevates FST to a larger and more competitive arena as a global player. We look forward to leveraging this opportunity to drive growth and delivering long-term values for our shareholders.”

Advisors

Revere Securities LLC (“Revere”) serves as the financial and capital markets advisor to Chenghe. Geneva Capital Pte. Ltd. serves as the financial advisor to FST. White & Case LLP, Maples and Calder (Hong Kong) LLP, and Lee and Li, Attorneys-at-Law, acted as the legal advisors to Chenghe. Landi Law Firm, Ross Law Group, PLLC, and Ogier, acted as the legal advisors to FST.

About FST

FST is a Taiwan-based company mainly engaged in the research and development, production and sales of golf shafts. Its customers cover the world’s major golf brand manufacturers and distributors. In addition to contract manufacturing of steel golf shafts, the Company also designs, manufactures and sells high-quality golf shafts under its proprietary brands, KBS, a renowned golf club shaft brand and lifestyle innovator which is trusted by PGA professionals worldwide. For more information, visit https://fstcorp.com and www.kbsgolfshafts.com.

About Chenghe Acquisition I Co.

Chenghe Acquisition I Co. is a special purpose acquisition company incorporated under the laws of Cayman Islands for the purpose of effecting mergers, share exchanges, asset acquisitions, share purchases, reorganizations or similar business combinations with one or more businesses. For more information, visit https://chengheinv.com/chenghe-acquisition-i-co/.

No Offer or Solicitation

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of FST, Chenghe, PubCo, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chenghe, FST and PubCo’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding commencement of trading on Nasdaq, the failure to realize the anticipated benefits of the Business Combination, FST’s continued growth and expansion and its ability to deliver value to customers and investors, along with those other risks described under the heading “Risk Factors” in the definitive proxy statement/prospectus filed by PubCo. with the Securities and Exchange Commission (the “SEC”) on December 3, 2024, and those that are included in any of PubCo’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of PubCo, FST and Chenghe are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of PubCo, FST and Chenghe undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

FST Corp.
Kathee Lin
kathee.lin@fstshafts.com

Geneva Capital Pte. Ltd.
Bob Lau
bob.lau@genevagroup.com.sg

Media Contact:
Bob Lau
bob.lau@genevagroup.com.sg

Chenghe Acquisition I Co.
38 Beach Road #29-11
South Beach Tower
Singapore 189767